Filed by NetScout Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: NetScout Systems, Inc.

(Commission File No. 000-26251)

Event

On October 13, 2014, NetScout Systems announced its intent to acquire the Communications Business Unit of Danaher Corporation. Product lines associated with the consolidating transaction include Tektronix Communications, Arbor Networks, VSS Monitoring, and some portion of the Fluke Networks portfolio. The combined entity will be known as NetScout Systems and will be managed by the current NetScout executive team. The acquisition will be accomplished using a Reverse Morris Trust spin-out and is expected to close in mid-2015. This transaction will combine two of the largest players in application-aware network performance management solutions, expanding the depth and breadth of offerings for both enterprise and service provider organizations.

Context

Both NetScout and Danaher have been active players in the network monitoring/management solutions market for many years. Each brings significant market presence, success, and history to the table as part of the proposed combination. Further, each has strong presence in both the enterprise and Communication Service Provider (CSP) sectors.

NetScout’s history goes back 30 years, making it one of the longest-standing independent providers of network and application performance monitoring solutions outside of the traditional “Big 3” (IBM, HP, and CA). All of NetScout’s core solutions are delivered via the nGeniusONE Unified Performance Management Platform, which is primarily designed to provide rich visibility into applications and services as they traverse network links via real-time, highly scalable deep packet inspection. NetScout initially established itself as a solution provider to the upper end of the enterprise sector, achieving deployments in the vast majority of the world’s largest multinational commercial organizations as well as many governmental agencies. NetScout has grown both organically and inorganically to reach its current size, most notably via the acquisition of archrival Network General in 2007, a massive market consolidation move that resulted in watershed growth for the company.	NetScout’s history goes back 30 years, making it one of the longest-standing independent providers of network and application performance monitoring solutions.

Within the past ten years, NetScout has moved aggressively into the CSP sector, based on successfully helping mobile operators assure the quality and integrity of 3G and 4G/LTE services. CSP solutions now represent fully half of the company’s business.

Also very important to NetScout’s strategy and the Danaher acquisition is NetScout’s “secret sauce” – the ASI (Adaptive Session Intelligence) technology. ASI is NetScout’s patented approach to translating huge volumes of packet-based metrics and measurements into metadata, forming the basis for advanced analytics and operation insights that can reach all the way from IT Operations up to Business Activity Monitoring.

Danaher assembled its communication line of business via a long string of acquisitions, the genealogy of which is complex. Starting with the acquisition of Fluke in 2003, Danaher moved into network management and monitoring solutions, adding to the portfolio by acquiring Visual Networks in 2005 and Crannog in 2007. Danaher further expanded its CSP offerings by acquiring the communications business unit of Tektronix in 2007, including a product line that Tektronix itself had acquired from Inet Technologies in 2004. Later additions including NetAlly (2008), ClearSight (2009), AirMagnet (2009), Arbor Networks (2010), and VSS Monitoring (2012) have further augmented the portfolio.

©2014 Enterprise Management Associates, Inc. All Rights Reserved. | www.enterprisemanagement.com

Key Rationale/Objectives

While simple market consolidation is an obvious reason for this combination, there are three important reasons why this makes sense.

1.	Expanded footprint for ASI: NetScout’s patented ASI technology is the key to its long-term vision and success, enabling broad use of packet data both within and beyond the nGenius solution. The more devices and installations out there that are supporting ASI, the more valuable and successful the strategy becomes. This combination opens up several new product platforms that could be adapted to produce ASI data, which will benefit both existing installed bases.

2.	Expanded reach for NetScout: Danaher has established substantial worldwide reach for bringing its solutions to market, and in particular was well ahead of NetScout in channels outside of North America. This combination brings the opportunity to add NetScout nGenius products to that channel base, as well bring Danaher products into NetScout’s channels. This will benefit all markets by improving solution availability and support worldwide.

3.	Incremental security market solutions: While NetScout has long serviced the security solutions marketplace on a tactical basis, it has recognized that the core technology of its solutions could be directly applicable to security use cases on a more formal basis. By adding Arbor Networks to the mix, new synergies are possible for combining ASI with an established security solution footprint. This will most immediately benefit the CSP sector, but with Arbor’s apparent plans to launch enterprise-focused solutions could also bring value to that side of the market as well.

EMA Perspective

The combination of NetScout and the Danaher Communications Business offers positive long-term advantages for both Danaher and NetScout customer bases. Consolidation/simplification of the upper end of the market is rarely considered a bad thing by networking and operations pros, so long as the best of both technology sets are retained and added into the eventual combined/merged solutions. In the near term, there will be many questions about product line rationalization and solution strategy that cannot be answered until the deal is closed. With most mergers and acquisitions, there would be no guarantee that existing products and relationships would be protected and maintained; however, if NetScout’s track record of successful integrations can be used as an indicator of things to come, there is little cause for such concern.	The combination offers positive advantages for both customer bases.

On paper, and given the relative valuations of the two entities, this will appear to many to be more of a merger than an acquisition. After all, RMT is normally used for the larger entity to acquire a smaller entity as part of a spinoff. But that is not the case here, where NetScout, the smaller entity, will be the controlling company post-transaction, with NetScout’s executives at the helm. Further, though nearly 60% of shares in the newly combined NetScout will be distributed to “Danaher shareholders” those are “shareholders of Danaher stock” and not Danaher itself. Conventional wisdom must be set aside, and trust placed in NetScout leadership to repeat the success they demonstrated by smoothly navigating their last major acquisition, integrating the Network General products and customer base with that of NetScout back in 2007-2008.

About EMA

Founded in 1996, Enterprise Management Associates (EMA) is a leading industry analyst firm that provides deep insight across the full spectrum of IT and data management technologies. EMA analysts leverage a unique combination of practical experience, insight into industry best practices, and in-depth knowledge of current and planned vendor solutions to help EMA’s clients achieve their goals. Learn more about EMA research, analysis, and consulting services for enterprise line of business users, IT professionals and IT vendors at www.enterprisemanagement.com or blogs.enterprisemanagement.com. You can also follow EMA on Twitter, Facebook or LinkedIn.

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©2014 Enterprise Management Associates, Inc. All Rights Reserved. | www.enterprisemanagement.com

Additional Information and Where You Can Find It

NetScout will file a Preliminary Proxy Statement on Schedule 14A and a Registration Statement on Form S-4 containing a prospectus of NetScout and other documents concerning the proposed acquisition with the Securities and Exchange Commission (“SEC”). Investors are urged to read the proxy statement and prospectus when they become available and other relevant documents filed with the SEC because they will contain important information. Security holders may obtain free copies of the proxy statement and prospectus (when they are available) and other documents filed by NetScout with the SEC at the SEC’s website at www.sec.gov. The proxy statement and the prospectus and other documents may also be obtained for free by contacting Andrew Kramer, Vice President of Investor Relations, by telephone at 978-614-4000, by email at ir@netscout.com, or by mail at Investor Relations, NetScout Systems, Inc., 310 Littleton Road, Westford, MA 01886.

This communication is not a solicitation of a proxy from any security holder of NetScout. However, NetScout, Danaher and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NetScout’s stockholders in connection with the proposed transaction. Information about NetScout’s directors and executive officers and their beneficial ownership of NetScout’s common stock may be found in its definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on July 24, 2014. This document can be obtained free of charge from the SEC website at www.sec.gov.